Exhibit 29

News Release

September 1, 2009

Cash Store Financial acquires Affordable Payday Loans

EDMONTON, September 1, 2009 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial”) today announced its acquisition of Affordable Payday Loans (“Affordable”), an Ontario-based regional provider with eight locations throughout Ontario and two locations in Edmonton, Alberta.

Cash Store Financial expects to consolidate three of the acquired Affordable locations with nearby Cash Store or Instaloans branches.  The remaining branches will be rebranded and incorporated into the Company’s Instaloans chain.

Cash Store Financial is the largest provider of alternative financial products and services in Canada with a growing network of more than 450 branches in over 200 communities nationwide.  The company operates two of the most recognizable brands in Canada’s expanding payday loan services market — The Cash Store and Instaloans.

Mr. Gordon Reykdal, Chairman and CEO commented, “The acquisition of Affordable is part of our strategy to aggressively expand our national footprint.  New provincial regulations and rate caps are below the cost of operating for many small operators and some are choosing to exit the market. We have been presented with several opportunities as a result of this consolidation.”

Mr. Reykdal further commented: “Our objective for fiscal 2010 is to open between 70 and 80 branches in underserved communities across Canada.  Our expectation is that approximately 22 new branches will open in the first quarter.  All of this growth is organic and funded from existing cash flow. The acquisition of Affordable’s locations and any further acquisitions will be in addition to our current expansion target of 70 to 80 new branches.”

About Cash Store Financial

Cash Store Financial is the only payday advance broker in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates more than 450 branches across Canada under the banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate payday advance services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card - the Freedom card and a prepaid credit card - the Freedom MasterCard, and other ancillary products.

Cash Store Financial employs more than 1,600 associates and is headquartered in Edmonton, Alberta.

For further information on Cash Store Financial, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118

or

Nancy L. Bland, Chief Financial Officer, (780) 732-5683

or

Michael J.L. Thompson, Senior Vice President & Corporate Secretary,

(780) 408-5595

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 26, 2009 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.